UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-4159

dMY Squared Technology Group, Inc.

(Exact name of registrant as specified in its charter)

1180 North Town Center Drive, Suite 100

Las Vegas, NV 89144

(702) 781-4313

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant

Class A common stock, par value $0.0001 per share

Redeemable Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units: 0

Class A common stock: 1*

Warrants: 0

*

Effective as of March 19, 2026, dMY Squared Technology Group, Inc., a Massachusetts corporation (“DMY”), consummated the previously announced business combination (the “Business Combination”) with Horizon Quantum Holdings Ltd. (formerly known as Horizon Quantum Holdings Pte. Ltd. and Rose Holdco Pte. Ltd.), a Singapore public company limited by shares (“Holdco”), Rose Acquisition Pte. Ltd., a Singapore private company limited by shares and a wholly-owned subsidiary of Holdco, Horizon Merger Sub 2, Inc., a Massachusetts corporation and wholly-owned subsidiary of Holdco (“Merger Sub 2”), and Horizon Quantum Computing Pte. Ltd., a Singapore private company limited by shares. As part of the Business Combination, Merger Sub 2 merged with and into and DMY, with DMY surviving such merger as a wholly-owned subsidiary of Holdco. This Form 15 relates solely to the reporting obligations of DMY under the Securities Exchange Act of 1934, as amended, and does not affect the reporting obligations of Holdco under the Exchange Act.

Pursuant to the requirements of the Securities Exchange Act of 1934, dMY Squared Technology Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DMY SQUARED TECHNOLOGY GROUP, INC.

Date: March 20, 2026	By:	/s/ Harry L. You
	Name:	Harry L. You
	Title:	Chief Executive Officer and Chief Financial Officer